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7 Grain Army

Wellness Bakery and Food Manufacturer

88 Roebling Street
Brooklyn, NY 11211
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7 Grain Army previously received $71,500 of investment through Mainvest.
Profile
Data Room
Updates 12
Discussion
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.5× for the next $50,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
7 Grain Army is seeking investment to launch our mail order and local distribution businesses.
PRESS
Bed-Stuy's Beloved Scratchbread Is Reborn as a Gluten-Free Bakery in Williamsburg

Inside 7 Grain Army, a gluten-free bakery from Matthew Tilden and Jeffrey Olsen

Sneak Peek At Matthew "Scratchbread" Tilden's Fantastic New Williamsburg Bakery

7 Grain Army opened for a 4/20 Bake Sale last week, and everything was phenomenal.

NYC's Most Anticipated Restaurant Openings of Spring 2021

From a full-service English restaurant from the Dame team to a Vietnamese comfort food spot in Dumbo, the
openings in New York City this spring

Matthew Tilden is a seasoned chef of two decades, a culinary influencer in New York City and a graduate of worked with James Beard award winning Best Chefs Larry Forgione and Melissa Kelly, influencing his path to entrepreneurship. In 2009, Matthew started SCRATCHbread, a burgeoning food brand, and was recognized Influential Chefs/Entrepreneurs under 30, by Zagat. After pushing the limits of his storefront/walk-up window entrepreneurship to manufacturing a line of wholesome all natural baked goods aimed at improving wellness launched multiple successful hospitality projects and is also embarking on a virtual cookbook.

Jeffrey Olsen
Co-Founder / Managing Partner

Jeffrey Olsen has 15 years of experience in the hospitality industry on both sides of the Atlantic. Jeffrey's ca mix of training in culinary arts, guest experience, event production and operations. His journey as a culinary Street on Hudson, Meyers Bageri, the WIlliamsburg Hotel's Brooklyn Bread Lab and Peck's specialty market. Philosophy from Colgate University and a Master's in Hospitality Management from Universitat Ramon Llull a

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UNIQUE VALUE PROPOSITION

7 Grain Army creates everyday, purpose-based eating through nourishing, accessible comfort foods. All of o boosting superfoods and designed with preventative nutrition in mind, but so tasty and satisfying that every health food; it's about creating a healthier relationship with food.

This is a preview. It will become public when you start accepting investment.
7GA DECK
This is a preview. It will become public when you start accepting investment.
MISSION

7 Grain Army empowers the everyday eater to answer food cravings with mindful, health conscious choices.

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BUSINESS DESCRIPTION

We are a wellness provisions and bake shop, food manufacturer and lifestyle brand providing convenient, fee daily routine.

Jumpstart the morning with wholesome muffins crafted from gut friendly flours, natural sugars and plant-ba freezer to bakery quality fresh in a matter of minutes.
Robust, flavorful spreads and fiber rich crackers make snacking as delicious as it is satiating, and elevate ev boost.
Our beverage line-up includes pre and probiotic "happy mylk" oat smoothies, local kombucha and vibrant el boosting turmeric and ginger.
Whether you visit our Brooklyn micro-manufactory window, pick up ready-to-eat goods from the freezer sid

7 Grain Army has successfully raised $50,0000 to secure our lease, initiate Phase 1 build-out, purchase equ
design. Additional funds will be used to cover payroll, ingredient costs and operating expenses during our Ph
through to Phase 2 of our plan. This means we can increase capacity and grow our revenue streams, and co
staff and partners to build a community that benefits everyone.

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OCTOBER 2020
Signed Lease

Secured space at 88 Roebling Street

DECEMBER 2020
Build-out Complete

Finished construction, sourced and installed majority of equipment and updated exterior facade with mural a

WINTER 2021
Product R&D

Product development and giveaways with neighbors to grow community, gather feedback and build interest

SPRING 2021
Finish Phase 1

Walk-up Window

FALL 2021
Launch Phase 2

Micro-Manufacturing and Direct-to-Consumer

SPRING 2022
Launch Phase 3

Co-packing

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PHASE 1 - BAKE-SHOP POP-UP
Walk-up window in the heart of Williamsburg
Live marketing and brand interaction with target demographics
7 Grain MuFins - sold by the box, with signature sweet and savory condiments
Beverages - probiotic mylks, turmeric tonic, kombucha, drip coffee and cold brew

Allow me to introduce myself, I'm Matthew, Jeffrey's partner here at 7 Grain Army.

I felt like jumping in and seasoning things up a bit. Give you an update, get a little personal and spread some

Holy cannoli it's been 6 months since we opened this little project and what a roller coaster it's been. Entrep
trials and tribulations that come along with running your own business. I believe both flexibility and a ruthles
backbone to success; However, Ironically having a smart plan is just as important.

When we created the 7 Grain Army, our main goal was creating food with a purpose. Not just making healthy
relationship with eating.

This is personal. I started thinking about our mascot about 20 years ago when I lost my first 135 pounds drir
rice and beans and whipping up my own condiments to keep things exciting. It was simple, I rode my bike to
shedding years of anger why I was never taught to eat right and prioritize self worth. I ate my emotions in do
alcohol and dipped everything in ranch dressing. So I ask you this:

Who are you betting on in a battle of craving vs sustenance?

At 7 Grain Army we think these two should be on the same team, don't you? In the next couple months, I'm
marketing strategy with our new, awesome social media guru, Ally. We are gonna make sure our message is
content that people want and it's focused on building our customer base. Let's get this started...

One Time Offer: Every Investor (until oct 31st, 2021) gets 1 ticket to buy one our first exclusive boxes of our

JUNE 22ND, 2021
Tuesday, June 22nd

Hello MainVestors,

Welcome back to regular 7 Grain Army updates! Apologies for the long delay – it's not that we haven't had ar
made a HUGE transition from bake-sale pop-ups to regular (albeit limited) opening hours and the past five v
stop activity. Here are some of the biggest highlights.

7GA EAT Menu. In addition to the line-up of muFins, wellness beverages and pantry staples that were always
we are now offering a concise menu of made to order sandwiches and grab 'n' go breakfast and lunch items
but we wanted to make sure not to lose sight of the bigger picture, which is growing from corner bakery and
aisle manufacturer. It took several weeks to get it right, but we're now offering a pair of show-stopping sandv
breakfast tacos on our gluten free tortillas, overnight grains with coconut yogurt and 7GA granola and jams,
marinated chickpeas, and snack plates featuring our pecan oat crackers. Thanks to Matthew's careful scruti
appeal to attract a wide variety of guests, hits all the marks for the morning and afternoon on-the-go eater a
execute with nothing requiring more than a thirty second ticket time.

Jeffrey

APRIL 28TH, 2021
Wednesday, April 28th

Hello MainVestors,

Last week was the inaugural 7 Grain Army Bake Sale, and what a day it was! Not only was this the first time v
menu to paying customers, it also allowed us to demo the pre-order / pick-up model that we expect to utilize
As a final touch, we were able to procure branded stickers and labels just in time for the event, and boy did c

Photo Credit: Liza de Guia

So how did it go? Pretty good, all in all. We are our own biggest critics and there are plenty of things that cou
execution of the food and drinks themselves, but also in the overall logistics and planning. That said, we are
from our community, and for the opportunity to continue learning, assessing our progress and determining t

The feedback from our many happy guests was incredible, and we are fortunate to have reached some prett
most delightful responses was a gushing review in Gothamist, by Scott Lynch. He couldn't get enough 7GA,
as he ate his way through his spread. And he documented the whole affair with some fantastic photos, inclu
Cake and Pecan Chickpea Crackers with Sunflower Tahini.

Photo Credit: Scott Lynch

Photo Credit: Scott Lynch

The production for this event was heavy, especially for our two person team and small kitchen space. Our m
important it is to make a few key equipment upgrades before we are open for good. These include a larger m
additional oven capacity. Our mantra throughout the entire process of building this concept is that it needs t
handle scaling, and is always a few steps ahead. Fortunately, those final pieces of equipment are within our
capital we have raised on MainVest.

Our campaign currently stands at $52,600, and I'm pleased to announce we will be extending it for another t
when I say we never could have made it this far without YOU. Stay tuned, we are so close we can almost tast
announcements coming very soon.

Thank you for being a part of this.

Jeffrey

Our online shop is now open and ready to accept Bake Sale orders here.

We couldn't have made it this far without all of your support, and we want to thank you for bearing with us ov
anticipation has been palpable and we are incredibly excited to reward your patience and finally share this pr

With 16 days remaining on our MainVest campaign, our raise stands at $46,800. The early investor bonus of
reach $50,000.

We look forward to seeing you all on April 20th!

Best,

Jeffrey

FEBRUARY 22ND, 2021
Monday, February 22nd

Hello MainVestors,

A big part of our philosophy here at 7 Grain Army is our approach to hospitality. Even though our ultimate go
manufacturing space, we understand that we are in the business of people first. That means our most power
customers in a fun, upbeat and memorable way. The food is the vehicle, but the emotion attached to the 7G/
everything we do.

This past Saturday, we took the first step towards bringing this hospitality experience to life. On a crisp, sunr
windows, invited our neighbors to sample the very first almost finalized whole grain baked goodie, and sprea
soundtrack of soul, reggae and old school R&B. It was meant to be a spontaneous event, but a small crowd
the shop.

We gave away 100 oat blueberry muFins in a few hours. Matthew and I have really honed in on this one, and
gluten free and dairy free, packed with oats, flax and chia, not too much sugar, loads of gut-friendly probioti
Coconut Yogurt, and of course plenty of antioxidant-rich blueberries. The feedback was nothing short of inc
texture, the restrained sweetness and the contrast of the crunchy top to the tender interior. Perhaps the bes
a gentleman with a sensitive stomach, who said he felt great afterwards and can't wait to be able to eat 7GA

As encouraging as all of this was, the most important thing to come out of it was the opportunity to interact
about their wants and needs. We have a vision for 7 Grain Army, but we aren't doing it for ourselves. We don
of our community, which means we have to always keep in mind how we can best support THEM.

are a lot of expectations attached to this project because it is being labeled as a "sequel" to SCRATCHbread
can't stress enough that 7GA is a different concept.

Matthew and I are working to develop a very specific ethos: gut friendly, whole grain foods that are gluten fre
possible. But beneath all of that is a mission to empower the everyday eater to make better food choices by
nutrient-rich baked goods.

We have to be extremely disciplined in our R&D process. It's already a huge challenge to create plant-based
comforting, familiar and meet our nutritional standards. But on top of that, we also strive to make 7GA acces
we are constantly assessing our ingredients to ensure we can deliver the best quality products at friendly, ev

It feels daunting at times but it is also incredibly rewarding to bring this thing to life and stay true to our ideal
us. There is much more to come and we can't wait to share it with you.

JANUARY 14TH, 2021
Thursday, January 14th

Hello MainVestors,

Belated Happy New Year to all! We aren't much for making formal resolutions here at 7 Grain Army, but we a
reflection and doing our best to live in the present moment. As we forge ahead into this new and exciting cha
and feel immense gratitude. It already seems like ages, but in just over three short months we managed to s
location, outfit it with the full range of equipment necessary for operation, and develop a unique, memorable

This is the home we are building for the community-driven business of our dreams, and we never would have
support. So THANK YOU for believing in us and being a part of this journey.

Our investment campaign was scheduled to end at midnight last night. Over the course of 70 days, we were
we hit our minimum target of $10,000 in the first two weeks! But we're not done yet - thanks to all of your inv
enthusiasm for our project, the good people at MainVest offered us the opportunity to extend our campaign

People keep asking when we are opening and the answer is always "when we are ready." I want to give a quic
means. Winter is a hard time for the hospitality industry in New York City, and this year will be especially lear
associated restrictions. We designed our business model with that in mind and always intended to focus on
still taking a measured approach, avoiding commitments that require a large labor footprint, and making sure
Grain Army without any additional staff for the next few months. We also want our products to be absolutely
public. There won't be a formal launch with a full menu, but we are not far off from rolling out at least one of
based muFin flavors and you will be the first to know!

We set a relatively low minimum on MainVest because we knew we could get things rolling with some modes
friends. But our maximum target of $150,000 will allow us to take on staff more quickly, upgrade our kitchen
add some state-of-the-art equipment to increase production capacity and the overall reach of our product li
instrumental in sustaining our growth and ensuring 7 Grain Army is the best version of itself for years to com

bit of palm sugar. But don't take my word for it – see for yourself.

Corn Jalapeno – We've been excited about this one since we first imagined this whole grain muFin program.
fresh jalapenos, can't go wrong there, right? But that wasn't enough for us, because we really wanted it to st
in some fonio grains from our friends at Yolele Foods. For those who aren't familiar with it, fonio is a superfoo
you, the people who grow it, and the environment.

Carrot Quinoa – We got an incredible take on your classic carrot cake. Not only does it deliver on all the grea
loaded with cooked quinoa kernels for extra texture and enhanced with some wonderful anti-inflammatories,
Everything you want in your favorite fresh juice, and tastier than any carrot muffin you've ever had.

We've got 21 days remaining in our campaign, which currently stands at $21,500. Wishing everyone happy h
in with the rest of our muFin line-up soon. As always, thanks for all your support and generosity.

Best,

Jeffrey

DECEMBER 4TH, 2020
Friday, December 4th

Hello MainVestors,

Happy Friday! Just like that, we are in December. The year is winding down and we are pushing our hardest t
stands at $19,300 thanks to a total of 27 investors. We are humbled by all your generous support and please
those who came aboard in the past week and a half.

Between build-out, equipment installations, and our swanky new mural, it has felt like a mad dash to get the
as quickly as possible. We successfully tackled all the big pieces over the course of November, and now it's
in full swing here and that means aside from tinkering with recipes all day long, we are making sure to source
This week we want to highlight a few of our incredible partners, who represent the same feel good values tha

Anson Mills: These folks from Columbia, South Carolina are milling some of the best darn heirloom grains aro
using their Roasted Corn Flour, an 18th century corn variety that is milled fresh every week and wood roaste
sweet, buttery, smokey delicious. Also, expect to see their Antebellum coarse corn grits make an appearanc

Rio Grande Organics: It is really important that all of our baked goods are packed with nutrients, so we take c
These guys are the largest organic pecan farm in North America, and we are thrilled to bring their incredible
Brooklyn neighbors. From hearty pecan streusels to rich flavorful pecan flour baked directly into our muFins,
delicious ways we will be honoring all the hard work these farmers put in to produce an incredible example o

Mural: We've been working with an amazing local artist since 7 Grain Army was just an idea in our heads, and
life every step of the way. One of the most exciting projects we envisioned together was to put our own disti
delivered a super unique "grainscape" against a creamy, jade-grey base. What's more, the organic leafy aest
plants in the windows, and wow does it pop from the street. I'll let the image speak for itself:

We're taking a little pause for Thanksgiving, but we'll be back at it next week. The great news is we are now s
installations. Thanks for all the love and support, and wishing everyone a safe and happy holiday.

Jeffrey

NOVEMBER 20TH, 2020
Friday, November 20th

Hello MainVestors,

Happy Friday! It's been a really exciting week here at 7GA HQ. Delighted to report that our campaign now sta
14 investors who have supported us so far, and welcome to those who came on this week!

Our space is now almost fully ready to operate. We made tons of progress this week with sourcing and settin
time to add some really nice aesthetic touches. Here are the highlights:

Ovens: We just installed two brand new Moffat Turbofan Convection Ovens. That means we are ready to star
mixer, and outfitted our kitchen with work tables, shelving and a few other significant pieces, like a KitchenA

Line: There's a brand new sandwich prep refrigerator in the house! This will hold all of our tasty condiments a
muFins, and allow us to efficiently put out sandwiches and bowls. We're starting to outfit the shelf with dual
pastries and crisp up breakfast sandwiches in record time. And... we got a pretty nifty electric tortilla press t
grain wraps. Can't wait to see this station in action!

FOH / Counter: Plants! We are filling out the order and pick-up windows with all the lush greenery we can fin
afternoon, with the windows open and old school reggae playing on the speakers. This is a big step towards
want our customers to experience every time they interact with 7 Grain Army hospitality.

Thanksgiving is right around the corner and we are getting ready to debut a few muFin flavors. The next big
program. By early next week we'll have a working coffee machine and grinder, and a tap fridge for cold brew
essentially complete all the big equipment purchases and have us ready to rock service!

We expect to have more news right before the holiday. As always, much LUV to everyone and thanks for bein

Jeffrey

really doing here. Also, we have this awesome new poster in the window with a QR code that takes you straig neighborhood is really starting to get curious!

Every week feels like a big one now, but next week is going to be even more exciting!

The rest of our kitchen equipment is coming in, including a floor mixer and two convection ovens. Which me and start to share some of the new products.

We'll be doing some serious work on the outside of the building, including hanging a branded wooden sign c surprise in mind too, that will really change the entire streetscape. More on that soon.

Thanks again for all your support and well wishes. Until next time.

Jeffrey

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Operating Capital $9,400
Mainvest Compensation $600
Total $10,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $420,000 $685,440 $863,654 $1,004,430 $1,185,227
Cost of Goods Sold $80,000 $137,088 $172,730 $200,886 $237,045
Gross Profit $340,000 $548,352 $690,924 $803,544 $948,182

EXPENSES

Bank Services Charges $1,200 $1,230 $1,260 $1,291 $1,323
Computer & Internet $1,800 $2,400 $2,400 $3,000 $3,000
CC Processing Fees $23,269 $37,975 $47,848 $55,647 $65,663
Misc Expenses $8,000 $8,200 $8,405 $8,615 $8,830
Office Supplies $1,500 $2,448 $3,084 $3,586 $4,231
Design $5,000 $5,125 $5,253 $5,384 $5,518
Professional Fees $10,000 $20,000 $20,000 $25,000 $30,000
Rent $72,000 $72,000 $72,000 $90,000 $92,400
Maintenance $8,000 $8,200 $8,405 $8,615 $8,830
Sanitation $2,200 $2,255 $2,311 $2,368 $2,427
Utilities - Electricity $15,000 $15,375 $15,759 $16,152 $16,555
Equipment $2,500 $2,562 $2,626 $2,691 $2,758

Legal Business Name SPORKconcepts LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $50,000 invested

1.5×

Investment Multiple 1.3×

Business's Revenue Share 1.5%–15%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date January 1st, 2030

Financial Condition

No operating history

Seven Grain Army was established in 2021. Accordingly, there are limited financial statements and informatic
evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Other outstanding debt or equity

As of 01/20/21, 7 Grain Army has debt of $25,000 outstanding and a cash balance of $0. This debt is source
and will be senior to any investment raised on Mainvest. In addition to the 7 Grain Army's outstanding debt a
Grain Army may require additional funds from alternate sources at a later date.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees y
a Note is not like that at all. The ability of 7 Grain Army to make the payments you expect, and ultimately to g
on a number of factors, including many beyond our control.

Limited Services

7 Grain Army operates with a very limited scope, offering only particular services to potential clients, making
customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these c
additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new c

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 month
that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your s
to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these
hold your investment for its full term.

The Company Might Need More Capital

7 Grain Army might need to raise more capital in the future to fund/expand operations, buy property and equ
market its services, pay overhead and general administrative expenses, or a variety of other reasons. There i
capital will be available when needed, or that it will be available on terms that are not adverse to your interes
unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease

Changes in Economic Conditions Could Hurt 7 Grain Army

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, cha
declining employment, changes in real estate values, changes in tax policy, changes in political conditions, a
other factors are unpredictable and could negatively affect 7 Grain Army's financial performance or ability to
Grain Army ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume
the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither 7 Grain
to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds
public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly a
have been audited by an independent accounting firm). Although Title III does require extensive information,
different decision if you had more information.

Lack of Ongoing Information

7 Grain Army will be required to provide some information to investors for at least 12 months following the of
far more limited than the information that would be required of a publicly-reporting company; and 7 Grain Ar
annual information in certain circumstances.

Uninsured Losses

Although 7 Grain Army will carry some insurance, 7 Grain Army may not carry enough insurance to protect a

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchang

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exc
rules about corporate governance that are intended to protect investors. For example, the major U.S. stock e
to have an audit committee made up entirely of independent members of the board of directors (i.e., directo
relationships with 7 Grain Army or management), which is responsible for monitoring 7 Grain Army's complia
not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if 7 Grain Army i
your initial expectations.

You Do Have a Downside

Conversely, if 7 Grain Army fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of 7 Grain Army, and the revenue of 7 Grain Army can go u
altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the p
your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other ent

Subordination

The Notes shall be subordinated to all indebtedness of 7 Grain Army to banks, commercial finance lenders, l
institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example
representative will be appointed according to the procedures set forth in the Note Indenture. It's possible tha
or that the representative will do things you believe are wrong or misguided. If an event of default has occurr

Reply
Jeffrey O. Brooklyn, NY 16 days ago 7 Grain Army Entrepreneur

Hi Jerome, thank you for checking in. The revenue report only represents the period following the close of ou
of the year. For the last two months of 2021, we reduced our hours of operation from six days a week to four
staff the shop. Many of our team had already requested time off for the holidays, and as Omicron cases surg
those of us in the NYC hospitality industry), we made the difficult decision to close for the final two weeks of
these challenges impacted our profitability during this period, and we are fortunate to have had a reserve of
to the support of our MainVest community. That said, we now have a much stronger team in place, and start
five day schedule (with the goal of going back to six days in early February). We also used the additional tim
to trim our menu of inefficiencies and lay the groundwork for new revenue streams (more on this to come sh
Repayments will be made on a quarterly basis until all investors are paid back in full. As such, you can expec
the conclusion of our first full quarter of operation following the close of our raise.

Reply
Jerome B. Brooklyn, NY 16 days ago

Dear Jeffrey: many thanks for this comprehensive answer and all the best in this difficult time.

Reply
Brian B. Austin, TX 3 months ago

I invested because I'm Celiac and apparently hungry.

Michelle Y. Livingston, NJ 3 months ago

SCRATCHbread was a highlight for me when I lived in Bed-Stuy and since it closed, I've been waiting to see
Can't wait to try the new stuff. How do we get our ticket for the box?

William B. Atlanta, GA 3 months ago

I supported this to bring better bread to the world.

Kadian C. Fairfield, NJ 4 months ago

Good luck

Jeffrey O. Brooklyn, NY 4 months ago 7 Grain Army Entrepreneur

Thank you. We appreciate the support!

Delaney B. Brooklyn, NY 4 months ago

Barbara N. New York, NY 7 months ago

I participated in this business to explore a new way (for me!) to support small passionate and creative busine
the food goal, to offer better food for humans and the planet. Right on!

Jeffrey O. Brooklyn, NY 7 months ago 7 Grain Army Entrepreneur

Thanks for your support Barbara. We are so happy to hear our mission connects with you. Welcome aboard!

Kenneth W. Marshalltown, IA 8 months ago

Our daughter, Megan; recommended 7 Grain Army. It is located near her in Williamsburg.

Jeffrey O. Brooklyn, NY 8 months ago 7 Grain Army Entrepreneur

Thank you so much – we appreciate your support and are grateful to have Megan as a customer! Hope to me
Brooklyn.

Tyler L. 9 months ago

By investing, do I then own equity in the business? Or is it only a rev sharing note until a determined payback

Odalys B. Avon, CT 9 months ago

Beautiful neighborhood with beautifully nourishing food. Somehow we all have roots from Brooklyn. Peace n

Jeffrey O. Brooklyn, NY 9 months ago 7 Grain Army Entrepreneur

Thanks for your support. We are proud to represent Brooklyn and provide nourishment for the body and sou

Christian L. Milwaukee, WI 9 months ago

I supported this to because I think it's a great idea and concept and potentially will find a niche in the commu

Jeffrey O. Brooklyn, NY 9 months ago 7 Grain Army Entrepreneur

Thank you for your support! We couldn't agree more, and are confidently hopeful that our niche will ultimate
consumer preferences.

Jonathan K. Oakland, CA 9 months ago

I invested because everything about this sounds awesome!

Kasun T. 11 months ago

how often can we get paid our investment profits

Jeffrey O. Brooklyn, NY 11 months ago 7 Grain Army Entrepreneur

Hello Kasun! Investments are repaid once per quarter, with a 1.5x return, over the course of eight years. Thar

Jonathan G. Brooklyn, NY 11 months ago

I invested for Diana!

Jeffrey O. Brooklyn, NY 11 months ago 7 Grain Army Entrepreneur

Thanks for the support Jonathan - welcome aboard!

Juliane M. South Bend, IN 11 months ago

Excited to support "7 Grain Army" in their efforts to reach more people with delicious and nutritious creation
Manufacturing. Break a leg and do it well!

Jeffrey O. Brooklyn, NY 11 months ago 7 Grain Army Entrepreneur

Hello Juliane! Thanks for believing in us and supporting our lofty goals - we are here to create a positive cha
do it without the help of people like you.

Christene T. Chattanooga, TN 12 months ago

I invested because I want to support small businesses in local communities. Good luck!

Jeffrey O. Brooklyn, NY 12 months ago 7 Grain Army Entrepreneur

Thanks for your support Christene! It means so much to us for this little project in Brooklyn, NY to reach peo
Welcome aboard!

Samuel L. Brooklyn, NY 12 months ago

I invested because we live around the corner and love the vision and idea for this place. Excited to eat with y
and good food in the neighborhood.

Jeffrey O. Brooklyn, NY 12 months ago 7 Grain Army Entrepreneur

Bread is good

Jeffrey O. Brooklyn, NY about 1 year ago 7 Grain Army Entrepreneur

Thanks for the support Lucas!

Ryan O. Blaine, MN about 1 year ago

Good Luck Jeffe!

Jeffrey O. Brooklyn, NY about 1 year ago 7 Grain Army Entrepreneur

Thanks for the support Ryan!

C. Mike L. Brooklyn, NY about 1 year ago

I invested because I've witnessed Matthew's journey since Scratchbread from afar (via Instagram) and am c
huge success. These guys have a long track record of not only cranking out ridiculously delicious baked goo
businesses revamp their menus to become more successful. Their hearts are in the right place, they're wildl
push our expectations of what good food means. I'm confident that they will be able to navigate this dynami
these uncertain times. All the best!!

Jeffrey O. Brooklyn, NY about 1 year ago 7 Grain Army Entrepreneur

Hey Mike, thanks so much for your generous investment and extremely kind words. We sincerely appreciate
excited to have you on board!

Janelle Christine S. Flushing, NY about 1 year ago

Yay! I am so excited to be a part of this. I use to work at Boricua College on N. 6th. So, I will definitely stop by

Jeffrey O. Brooklyn, NY about 1 year ago 7 Grain Army Entrepreneur

Thanks Janelle. We are excited to be a part of your old work neighborhood and look forward to seeing you ba

Max K. New York, NY about 1 year ago

I invested because my big sis Pam Krauss supports 7 grain army and she always knows what's on the way up

Jeffrey O. Brooklyn, NY about 1 year ago 7 Grain Army Entrepreneur

Thanks Max. Pam is an amazing friend and we are grateful for your support!

Jeffrey O. Brooklyn, NY about 1 year ago 7 Grain Army Entrepreneur

Thanks for the support Fred. We are building a food brand that makes healthy whole grains approachable an
so glad you appreciate the name!

Laura R. Brooklyn, NY about 1 year ago

I invested because I believe in the two wonderful humans who founded 7 Grain Army - Matt & Jeffrey. I believ
food, to wow people with ingredients, & to surprise and delight hungry people at a Willy-Nelson themed bar
culinary world's most beloved events, NYCWFF.

Jeffrey O. Brooklyn, NY about 1 year ago 7 Grain Army Entrepreneur

Thanks for the kind words Laura. We'll never forget that day either! Looking forward to making so many more

Cheryl W. Brooklyn, NY about 1 year ago

Awwww you guysssss, so proud of youuuuu. big BIG love and a couple of XOXOs, whether you like it or not.

Jeffrey O. Brooklyn, NY about 1 year ago 7 Grain Army Entrepreneur

Thanks for the support Cheryl! Can't wait to catch some of that CW sass from the other side of the walk-up

Bryan K. New York, NY about 1 year ago

I invested because of Matthew

Jeffrey O. Brooklyn, NY about 1 year ago 7 Grain Army Entrepreneur

Thanks so much Bryan. We look forward to seeing you soon!

LON I. Cheshire, CT about 1 year ago

Hello. The data about how much you are selling is blank. In simple terms how much are you selling now mon

Jeffrey O. Brooklyn, NY about 1 year ago 7 Grain Army Entrepreneur

Hello Lon. Thanks for your question. Just to clarify, we are not open yet. We just finished our build-out and a
end of this month.

Ayesha D. West Wardsboro, VT about 1 year ago

Thanks for the kind words Mike!

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